October 30, 2013

U. S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Larry Spirgel, Assistant Director
Ms. Kathleen Krebs, Special Counsel Mr. Jonathan Groff, Staff Attorney Mr. Dean Suehiro, Senior Staff Accountant Mr. Joseph Kempf, Senior Staff Accountant

Re:	Iridium Communications Inc.
Form 10-K for the Year Ended December 31, 2012 Filed March 5, 2013 File No. 001-33963

Ladies and Gentlemen:

As discussed in your telephone call of October 15, 2013 with Brent Siler of Cooley LLP, Iridium Communications Inc. (“Iridium,” the “Company,” or “we”) is supplementing its response to your letter dated August 6, 2013 setting forth a comment from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to the Form 10-K of referenced above. Iridium’s revised response to the Staff’s comment is set forth below.

To facilitate the Staff’s review, we have included in this letter the comment from the Staff’s letter in bold and have provided Iridium’s response immediately following the comment.

1.

As discussed in our telephone call of August 2, 2013, please provide us with additional detailed analyses concerning the need to maintain confidential treatment for the three financial covenants you reference in your response to comment 2 of our letter dated May 9, 2013, namely specified maximum annual capital expenditure levels through the year ending December 31, 2024, specified minimum consolidated operational earnings before interest, taxes, depreciation and amortization levels for rolling 12-month periods through June 30, 2017, and specified minimum cash flow requirements from customers hosting payloads on your satellites during 12-month periods ending June 30, 2017. Please address, among other things, the current status of the materiality of these terms to investors, and the competitive harm to the company were these terms to be disclosed. In your analysis, please address the current MD&A disclosure in your Form 10-Q for the quarter ended June 30, 2013, where you state that you “expect to need modifications to [y]our Credit Facility for some financial covenants with measurement dates beyond the next twelve months.” Tell us which financial covenants you do not expect to meet, why you do not expect to meet them, and when you expect this to occur. Explain why this specific information would not be material to investors. Provide us with proposed disclosure for future filings. For guidance, please refer to Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, Release No. 33-8350 (Dec. 19, 2003).

Response

Under the terms of the Company’s Credit Facility, the three financial covenants referenced are not measured in isolation, but are measured in connection with a value referred to as “Available Cure Amount.” Available Cure Amount is established by a calculation that includes inputs such as operational EBITDA, capital expenditures and secondary payload cash flows, as well as numerous other factors, such as working capital and proceeds from warrant exercises. Many of these inputs require adjustment from the amounts reported on the financial statements due to the definition of the terms in the Credit Facility. Because the numbers for each of these covenants listed in the tables in the Credit Facility do not reflect the application of any Available Cure Amount, the Company does not believe the disclosure of those numbers, by themselves, gives the investor a meaningful way to evaluate whether the Company will be in compliance with the covenants in any given future period.

The Company considered disclosing Available Cure Amount for the current period as a percentage of the covenants measured in that period, but Available Cure Amount varies significantly from period to period. For example, the Company had Available Cure Amount equal to 3% of the operational EBITDA covenant level at December 31, 2012 and 13% of the operational EBITDA covenant level at June 30, 2013. The Company does not believe this is indicative of a trend in Available Cure Amount; rather, this variability means that disclosure of the current level of Available Cure Amount would not provide investors with information that would help them predict the existence and magnitude of Available Cure Amount in future periods.

Accordingly, the Company believes that a quantitative approach to disclosure of these covenants is uninformative at best and potentially misleading at worst, and a qualitative approach to disclosure regarding these covenant levels is therefore preferable. The Company believes that the incremental value to investors of providing the numerical covenant levels in addition to the type of qualitative disclosure proposed is minimal.

As noted in the Staff’s comment, the Company included such qualitative disclosure in its most recent Form 10-Q for the period ended June 30, 2013. Although the Company currently projects compliance with all financial covenants for the next twelve months, the Company’s recently updated long-range forecast now projects shortfalls in the operational EBITDA covenant and secondary payload cash flow covenant measured at December 31, 2014 and later. The Company believes that the material effects of these potential shortfalls are (i) the need to re-engage with the Credit Facility lenders to adjust financial covenant levels and (ii) the risk that the lenders may require the Company to obtain additional financing in connection with such adjustments. The Company appropriately communicated these effects to the investing community through disclosures in the Liquidity and Capital Resources and Risk Factor sections of its Form 10-Q for the period ended June 30, 2013. The Company does not believe identifying the specific covenants is material because these consequences would be the same regardless of which covenant or covenants were implicated, but the Company has no objection to such disclosure and will, in future disclosure regarding such issues, identify the specific covenants. We have revised our 10-Q disclosure to do so as follows (the following reflects how we expect the disclosure to appear in our Form 10-Q to be filed for the quarter ended September 30, 2013):

“We expect to fund $1.8 billion of the costs of Iridium NEXT with the Credit Facility. While we were in compliance with all our financial covenants as of September 30, 2013 and believe that our liquidity sources will provide sufficient funds for us to meet our liquidity requirements for at least the next twelve months, as previously reported we expect to need modifications to our Credit Facility for some financial covenants with measurement dates beyond the next twelve months. In addition, developments in our business during the period covered by this report, including the recent slowdown in our handset business and higher projected warranty claims on our Iridium Pilot terminals have reduced our estimates for operational EBITDA for the twelve months ending December 31, 2013 and June 30, 2014. Accordingly, to remove any uncertainty regarding our covenant compliance while we work to get the longer-term modifications in place, we requested and received a waiver from our Credit Facility lenders, providing us with additional headroom on our operational EBITDA covenant for those periods.

. . .

The Credit Facility contains borrowing restrictions, including financial performance covenants and covenants relating to hosted payloads, and there can be no assurance that we will be able to continue to borrow funds under the Credit Facility. For measurement dates beyond the next twelve months, we expect to need modifications to the Credit Facility from our lenders for our operational EBITDA covenant, primarily because of recent developments in our telephony business and challenges associated with our Iridium Pilot product, and our secondary payload cashflow covenant, primarily due to timing of payments. There can be no assurance that the lenders will agree to such modifications. There can also be no assurance that our internally generated cash flows, including those from hosted payloads on our Iridium NEXT satellites, will meet our current expectations. If we do not generate sufficient cash flows, or if the cost of implementing Iridium NEXT or the other elements of our business plan is higher than anticipated, or if required by our lenders as a condition to the modifications we seek to our financial covenants, we will need further external funding. Our ability to obtain additional funding may be adversely affected by a number of factors, including global economic conditions, and we cannot assure you that we will be able to obtain such funding on reasonable terms, or at all. If we are not able to secure such funding in a timely manner, our ability to maintain our network, to design, build and launch Iridium NEXT and related ground infrastructure, products and services, and to pursue additional growth opportunities will be impaired, and we would likely need to delay some elements of our Iridium NEXT development. Our liquidity and our ability to fund our liquidity requirements are also dependent on our future financial performance, which is subject to general economic, financial, regulatory and other factors that are beyond our control.”

The Company believes that it would suffer competitive harm if disclosure of our capital expenditure, operational EBITDA and secondary payload covenant levels were required. The capital expenditure levels may reveal to competitors and counterparties the timing, nature and expected cost of its capital projects. The operational EBITDA levels may be used by competitors to gauge the Company’s assessment of growth prospects in its core markets generally and the Company’s internal growth projections specifically. The secondary payload cash flow levels may be used by potential counterparties to estimate potential pricing for secondary payloads and the Company’s needs both as to amount and timing of payments. More fundamentally, all three covenants are based on internal financial measures projected multiple years into the future, far beyond any financial guidance the Company normally provides investors.

Accordingly, the Company believes that the factors cited in its original Confidential Treatment Application relating to its redactions of the numbers for each of these covenants listed in the tables in the Credit Facility continue to apply.

Although the Company does not believe the covenant levels listed in the tables with respect to capital expenditures, operational EBITDA and secondary payload cash flows are material to investors for the reasons set forth above, the Company understands the Staff’s view that more disclosure regarding the nature of the covenants and the available cure mechanism may provide investors with helpful context regarding the Company’s qualitative disclosures. Accordingly, in response to the Staff’s comment, the Company proposes to expand, in future Form 10-K filings, its disclosure to read substantially as follows (the following reflects how the disclosure would have appeared if included in our Form 10-K filed for the year ended December 31, 2012):

“In addition to the minimum debt service levels set forth in the table above, financial covenants under the Credit Facility include:

•	an available cash balance of at least $25 million;

•	a debt-to-equity ratio, which is calculated as the ratio of total net debt to the aggregate of total net debt and total stockholders’ equity, of no more than 0.7 to 1;

•	specified maximum levels of annual capital expenditures (excluding expenditures on the construction of Iridium NEXT satellites) through the year ending December 31, 2024;

•	specified minimum consolidated operational earnings before interest, taxes, depreciation and amortization, or operational EBITDA, levels for the 12-month periods ending each December 31 and June 30 through June 30, 2017;

•	specified minimum cash flow requirements from customers who have hosted payloads on our satellites during the 12-month periods ending each December 31 and June 30, beginning December 31, 2014 and ending on June 30, 2017;

•	a debt service coverage ratio, measured during the repayment period, of not less than 1 to 1.5; and

•	specified maximum leverage levels during the repayment period that decline from a ratio of 4.75 to 1 for the 12 months ending June 30, 2017 to a ratio of 2.5 to 1 for the 12 months ending June 30, 2025.

Our available cash balance was $254.4 million and $136.4 million as of December 31, 2012 and December 31, 2011, respectively. Our debt-to-equity ratio was 0.36 to 1 and 0.3 to 1 as of December 31, 2012 and December 31, 2011, respectively.

The covenants regarding capital expenditures, operational EBITDA and hosted payload cash flows are calculated in connection with a measurement, which we refer to as available cure amount, that is derived using a complex calculations based on overall cash flows, as adjusted by numerous measures specified in the Credit Facility. In a period in which our capital expenditures exceed, or our operational EBITDA or hosted payload cash flows falls short of, the amount specified in the respective covenant, we would be permitted to allocate available cure amount, if any, to prevent a breach of the applicable covenant. As of December 31, 2012, our level of capital expenditure was more than 35% lower than the capital expenditure covenant amount and our level of operational EBITDA was more than 10% higher than the operational EBITDA covenant amount, in each case without the use of any available cure amount. We also had available cure amount for this period, though it was not required to maintain compliance with the covenants. We note that available cure amount, due to the complexity of its calculation, has fluctuated significantly from one measurement period to the next, and we expect that it will continue to do so. We were in compliance with these financial covenants as of December 31, 2012 and 2011, and we expect to be in compliance with all financial covenants at each measurement point within the next twelve months.

The covenants also place limitations on our ability and that of our subsidiaries to carry out mergers and acquisitions, dispose of assets, grant security interests, declare, make or pay dividends, enter into transactions with affiliates, fund payments under the full scale development contract, or FSD, with Thales Alenia Space France from our own resources, incur additional indebtedness, or make loans, guarantees or indemnities. If we are not in compliance with the financial covenants under the Credit Facility, after any opportunity to cure such non-compliance, or we otherwise experience an event of default under the Credit Facility, the lenders may require repayment in full of all principal and interest outstanding under the Credit Facility. It is unlikely we would have adequate funds to repay such amounts prior to the scheduled maturity of the Credit Facility. If we fail to repay such amounts, the lenders may foreclose on the assets we have pledged under the Credit Facility, which include substantially all of our assets and those of our domestic subsidiaries.”

The Company intends to include similar disclosures in future 10-Q filings with respect to financial covenants measured during the period covered by the report.

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Pursuant to the Staff’s letter, the Company further acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please fax any additional comment letters concerning the above-referenced filing to (703) 287-7425 and direct any questions or comments concerning the above-referenced filings or this response letter to Kathy Morgan at (703) 287-7408.

Very truly yours,

/s/ Thomas J. Fitzpatrick
Thomas J. Fitzpatrick
Chief Financial Officer

cc:	Thomas Hickey, Iridium Communications Inc.

Kathy Morgan, Iridium Communications Inc.

Brent Siler, Cooley LLP